FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

Legrand Holding S.A.
(Translation of registrant’s name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: €1,400 million Syndicated Loan Facility

Legrand

     €1,400m Syndicated Loan Facility

     Legrand has mandated BNP Paribas and Royal Bank of Scotland, to arrange and underwrite a five year €1,400 million syndicated loan facility (the “Facility”).

     The Facility will replace the senior secured facilities which were put in place in 2002.

     As a result of this transaction, Legrand should be able to reduce its annual interest charges by about €16 million.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A. Date: December 6, 2004

By:	/s/ PATRICE SOUDAN

Name:	Patrice Soudan
Title:	Chief Financial Officer